SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/3/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,471,893
8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

1,471,893
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,471,893

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.28%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 19 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No. 18 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The filing persons and the members of the group have entered into a settlement agreement with the issuer, the material terms of which have been disclosed by the issuer in a press release dated 4/3/09. Both the press release and the settlement agreement have been filed by the issuer with the SEC.

As part of the settlement agreement, Full Value Partners, L.P., a member of the group, has agreed that the proxies it has solicited and obtained from stockholders will not be presented at the issuers annual meeting which was originally convened on March 24, 2009 and, after two adjournments, is scheduled to be reconvened on April 20, 2009. Full Value Partners, L.P. has agreed to withdraw its proposals and end the proxy contest and accordingly GREEN proxies will not be presented at the annual meeting on April 20, 2009. Shareholders who submitted GREEN proxies and wish to have their shares represented at the meeting may either submit a WHITE proxy or attend the annual meeting in person.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 03/31/09 there were 8,051,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,471,893 shares of WOC or 18.28% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 2/27/09 no shares were bought or sold.



ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/7/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos